SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

7 February 2003

Royal & Sun Alliance Insurance Group plc
(Translation of registrant’s name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc (Registrant)

Dated: 7 February 2003	By:	/s/ J V Miller Name: J V Miller Title: Group Company Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	RSAIG plc 7.375% Cumulative Irredeemable Preference Shares of £1 each – release dated 6 February 2003

99.2	Notification of major interests in shares: Legal & General – release dated 30 January 2003